16001640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 22 2016
Washington DC
416

SEC FILE NUMBER
8- 53557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2016
DIVISION OF TRADING & MARKETS

NAME OF BROKER-DEALER: Tradebot Systems, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 NW Briarcliff Parkway, Suite 700
(No. and Street)

Kansas City	MO	64116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Tomlinson **(816) 285-6400**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

1201 Walnut St., Suite 2200	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Jennifer Tomlinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradebot Systems, Inc. as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

ANTHONY J. SCHULTE
My Commission Expires
September 18, 2019
Platte County
Commission #15241991

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADEBOT SYSTEMS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 78,821,416
Receivables from brokers, dealers, and clearing organizations	12,007,550
Trading securities	1,839,246
Prepaids and other current assets	573,471
Income taxes receivable	228,306
TOTAL CURRENT ASSETS	93,469,989
PROPERTY AND EQUIPMENT, at cost	
Computer equipment and software	15,660,058
Aircraft	6,754,034
Leasehold improvements	2,424,540
Office furniture and fixtures	546,670
	25,385,302
Less accumulated depreciation and amortization	(19,011,385)
NET PROPERTY AND EQUIPMENT	6,373,917
OTHER ASSETS	3,703,331
TOTAL ASSETS	$ 103,547,237

LIABILITIES

CURRENT LIABILITIES	
Securities sold, not yet purchased	$ 7,402,283
Accounts payable	7,013,189
Accrued expenses and other current liabilities	1,065,509
Income taxes payable	560,975
TOTAL CURRENT LIABILITIES	16,041,956
DEFERRED RENT	258,260
TOTAL LIABILITIES	16,300,216

STOCKHOLDER'S EQUITY

COMMON STOCK, $.0001 par value, authorized shares - 50,000,000, issued and outstanding shares - 10,000,000	1,000
RETAINED EARNINGS	92,071,720
ACCUMULATED OTHER COMPREHENSIVE LOSS	(4,825,699)
TOTAL STOCKHOLDER'S EQUITY	87,247,021
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 103,547,237

See Notes to Financial Statements